Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 19, 2021

Alberto Zapata, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Zapata:

This letter responds to comments relating to Post-Effective Amendment No. 315 (“PEA No. 315”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 315 was filed on February 8, 2021 for the purpose of registering shares of the Bitwise Crypto Innovators ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 315.

1.	Comment. Regarding the cover page of the prospectus, to the extent the Fund will rely on Rule 30e-3, the staff would like the transition period legend to be included through 2021.

Response. Registrant represents that, pursuant to Rule 30e-3(i)(1)(i)(B), the Fund is not required to include the transition period legend on the cover page of its prospectus; therefore, Registrant respectfully declines to include the legend.

2.	Comment. Please review the recent amendments to Form N-1A to ensure that the Fund’s registration statement includes the disclosure required as a result of the adoption of Rule 6c-11.

Response. Registrant represents that the recent amendments to Form N-1A have been reviewed to ensure that the Fund’s registration statement includes the disclosure required as a result of the adoption of Rule 6c-11.

3.	Comment. Please provide the staff with the completed fee table and expense example.

Response. Registrant represents that the completed fee table and expense example are provided in the attached appendix.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 19, 2021

4.	Comment. Please provide the staff with a copy of the index methodology.

Response. Registrant represents that a copy of the index methodology is being provided under separate cover.

5.	Comment. Please supplementally explain whether the Fund worked with the index provider to create the Index or whether the Fund or the portfolio managers otherwise have a relationship with the index provider.

Response. Registrant represents that the Fund did not work with the index provider to create the Index nor did the Fund or the portfolio managers previously have a relationship with the index provider.

6.	Comment. Please confirm whether the Fund is articulating two different 80% tests in the first paragraph of the principal investment strategy section. If that is the case, please redraft the disclosure to clarify whether the Fund intends to invest in securities of Crypto Innovators apart from the Index. Alternatively, to the extent the Fund has a single 80% policy, please revise the disclosure to make that clear.

Response. Registrant represents that the Fund has a single 80% policy and does not intend to invest in securities of Crypto Innovators apart from the Index. The first paragraph of the principal investment strategy section has been revised as follows –

The Fund invests in securities comprising the Index and in depositary receipts representing securities of the Index. The Index was designed by Bitwise Index Services, LLC (the “Index Sponsor”) to measure the performance of companies considered by the Index Sponsor to be Crypto Innovators, as defined below. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) in securities of Crypto Innovators.

7.	Comment. Please provide the staff with the list of securities that comprise the Index.

Response. Registrant represents that the list of securities that comprise the Index is being provided under separate cover.

8.	Comment. Please delete the word “generally” from the first sentence of the second paragraph of the principal investment strategy section.

Response. Registrant represents that the word has been deleted as requested. In addition, please note that the principal investment strategy section has been revised consistent with the final index methodology.

9.	Comment. In the same sentence, please provide more information about or disclose what is meant by “segment of the economy dealing with” as a modifier for Crypto Innovators.

Response. Registrant represents that the phrase has been deleted as part of the revisions to the principal investment strategy section consistent with the final index methodology.

April 19, 2021

10.	Comment. At the end of the same sentence, there is a reference to blockchain technology as an example of distributed ledger technology and additional references to blockchain in the paragraph. The staff notes that distributed ledger technology is much broader than crypto assets and blockchain technology. Please explain how using distributed ledger technology in defining the Fund’s investments is not misleading given the Fund’s name. We note that in order to support the Fund’s name, 80% of its investments should be in companies the economic fortunes of which are significantly tied to the crypto innovators industry.

Response. Registrant represents that the references to distributed ledger technology in defining the Fund’s investments have been deleted as part of the revisions to the principal investment strategy section consistent with the final index methodology.

11.	Comment. With respect to the last sentence of the third paragraph of the principal investment strategy section, please add disclosure explaining what the Fund defines as “a material amount of crypto assets” since that phrase is used in the definition of Crypto Innovators.

Response. Registrant represents that the phrase has been deleted as part of the revisions to the principal investment strategy section consistent with the final index methodology.

12.	Comment. With respect to the first sentence of that paragraph, please revise “leveraging crypto assets” so as to explain in plain English what it means for a company to leverage crypto assets.

Response. Registrant represents that the phrase has been deleted as part of the revisions to the principal investment strategy section consistent with the final index methodology.

13.	Comment. With respect to the same sentence, please disclose what is meant by “solutions providers” or restate the concept.

Response. Registrant represents that the term has been deleted as part of the revisions to the principal investment strategy section consistent with the final index methodology.

14.	Comment. Please explain to the staff what is meant by “otherwise generate revenues” in the last sentence of the third paragraph of the principal investment strategy section.

Response. Registrant represents that the phrase has been deleted as part of the revisions to the principal investment strategy section consistent with the final index methodology.

15.	Comment. We note that the fourth paragraph of the principal investment strategy section introduces two market segments relating to how the Index selects companies, which are later referred to as category one and category two Crypto Innovators. Please explain in the paragraph narrative that two categories of Crypto Innovators are being introduced and define them as such.

Response. Registrant represents that the disclosure has been clarified and revised consistent with the final index methodology.

16.	Comment. With respect to category one Crypto Innovators, please provide a definition for “crypto ecosystem” or redraft the phrase (which is used multiple times in the strategy section).

Response. Registrant represents that the phrase has been defined.

April 19, 2021

17.	Comment. Please indicate whether the Fund will invest in other funds to gain exposure to digital commodities or currencies (other than Grayscale Bitcoin Trust). In addition, if the Fund will invest in Grayscale Bitcoin Trust, please confirm such investment will be limited to 15% of the Fund’s assets.

Response. Registrant represents that the Fund will not invest in other funds to gain exposure to digital commodities or currencies.

18.	Comment. Category two Crypto Innovators investments appear to include companies that will have only indirect or insubstantial involvement in the crypto innovators industry. Given that category one Crypto Innovators will constitute 70% of the Fund’s investments (not 80%), please confirm that the Fund will invest at least 10% in category two investments that are companies whose economic fortunes are significantly tied to the crypto innovators industry. In addition, if the Fund will invest in companies that only have indirect involvement in the crypto innovators industry, please prominently disclose that fact in both the principal investment strategy and the principal risks.

Response. Registrant represents that the disclosure has been clarified and revised consistent with the final index methodology. Under the final index methodology, category one Crypto Innovators will constitute 80% of the Fund’s investments and category two Crypto Innovators constitute 20% of the Fund’s investments.

19.	Comment. With respect to the second paragraph on page 3, please make the disclosure more prominent by moving it further up in the strategy section. Please also consider adding disclosure addressing the fact that since the Fund will not invest directly in cryptocurrency, it will not track price movements of any cryptocurrency.

Response. Registrant represents that requested changes have been made.

20.	Comment. With respect to the fourth paragraph on page 3, please specify the types of investments not included in the Index in which the Fund may invest its 20% bucket.

Response. Registrant represents that the Fund does not expect to invest in any specific type of investment not included in the Index on a principal basis.

21.	Comment. With respect to the last paragraph on page 3, please disclose supplementally whether the Fund has an exclusive license to the Index.

Response. Registrant represents that the Fund’s investment adviser has an exclusive license to the Index for use by ETFs and mutual funds offered to U.S. investors.

22.	Comment. Please redraft the order of the principal risks (both Item 4 and Item 9) to represent the order of priority to investors rather than alphabetical order.

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

April 19, 2021

23.	Comment. With respect to the China A-Share Investment Risk, please also add disclosure regarding differences in auditing and accounting standards, the effect of tariffs and international trade friction, and the lack of transparency associated with China A-Shares.

Response. Registrant represents that the requested disclosure has been added.

24.	Comment. In the second paragraph of that risk, please include the names of the referenced exchanges.

Response. Registrant represents that the requested disclosure has been added.

25.	Comment. Please confirm supplementally that the Fund and/or the investment adviser are either qualified foreign institutional investors (QFIIs) or RMB QFIIs so that they can acquire shares directly. If so, please provide appropriate disclosure. If not, please explain supplementally how the Fund and/or adviser will be acquiring shares.

Response. Registrant represents that the Fund will invest in shares of mainland Chinese companies through Stock Connect, which does not require the Fund or the investment adviser to be a QFII or RMB QFII.

26.	Comment. The staff notes that there is an emerging markets risk factor. Please add corresponding investment strategy disclosure.

Response. Registrant represents that the requested disclosure has been added.

27.	Comment. With respect to the industry concentration risk factor, please add corresponding strategy disclosure regarding the industries.

Response. Registrant represents that the principal investment strategy section will disclose the industries in which the Index is concentrated as of a recent date.

28.	Comment. The Fund states on page 11 that it will not take defensive positions. Please explain what is meant by defensive positions.

Response. Registrant has clarified the disclosure as requested.

29.	Comment. Please confirm that the index license agreement will be filed as an exhibit to the Fund’s registration statement as it is concerned a material contract under Item 28(h) of Form N-1A.

Response. Registrant confirm that the sublicense agreement between the investment adviser and Registrant with respect to the Fund will be filed as an exhibit to the registration statement.

30.	Comment. With respect to Part C, Item 33, please note that a recent rule change allows this information to be omitted if it is provided in the most recent Form N-CEN filing.

Response. Registrant so notes.

*      *      *      *      *

April 19, 2021

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

APPENDIX

Fee Table and Expense Example

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Based on estimated amounts for the current fiscal year.

1 Year	3 Years
$87	$271

A-1